UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Astro-Med, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.05 par value per share
______________________________________________________________________________
(Title of Class of Securities)

04638F10
______________________________________________________________________________
(CUSIP Number)

Margaret D. Farrell, Esquire
Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, Rhode Island 02903
(401) 274-2000
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2016
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

i.

(1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Estate of Albert W. Ondis
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(2) Check the Appropriate Box if a Member of a Group* (a) [ ]
(b) [X]
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(3) SEC Use Only
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(4) Source of Funds (See Instructions)
OO
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(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]
Not Applicable
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(6) Citizenship or Place of Organization
United States of America
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	(7)	Sole Voting Power
Number of		0
Shares
Beneficially	(8)	Shared Voting Power
Owned by		0
Each
Reporting	(9)	Sole Dispositive Power
Person With		0

	(10)	Shared Dispositive Power
		0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
0

(12) Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]

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(13) Percent of Class Represented by Amount in Row (11) 0%

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(14) Type of Reporting Person OO
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ii.
(1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Alexis Ondis
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(2) Check the Appropriate Box if a Member of a Group* (a) [ ]
(b) [X]
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(3) SEC Use Only
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(4) Source of Funds (See Instructions)
OO
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(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]
Not Applicable
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(6) Citizenship or Place of Organization
United States of America
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	(7)	Sole Voting Power
Number of		127,710*
Shares
Beneficially	(8)	Shared Voting Power
Owned by		0
Each
Reporting	(9)	Sole Dispositive Power
Person With		127,710*

	(10)	Shared Dispositive Power
		0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
127,710
-----------------------------------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]

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(13) Percent of Class Represented by Amount in Row (11) 1.72% (Based on 7,388,048 shares outstanding plus shares issuable upon conversion of all currently exercisable options held by the reporting person)
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(14) Type of Reporting Person IN

* Includes 5,614 shares held in trust for a child of the reporting person for which the reporting person is trustee.

iii.
(1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

April Ondis
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(2) Check the Appropriate Box if a Member of a Group* (a) [ ]
(b) [X]
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(3) SEC Use Only
------------------------------------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)
OO
------------------------------------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]
Not Applicable
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(6) Citizenship or Place of Organization
United States of America
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	(7)	Sole Voting Power
Number of		131,053*
Shares
Beneficially	(8)	Shared Voting Power
Owned by		0
Each
Reporting	(9)	Sole Dispositive Power
Person With		131,053*

	(10)	Shared Dispositive Power
		0
------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
131,053
-----------------------------------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]

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(13) Percent of Class Represented by Amount in Row (11) 1.78% (Based on 7,388,048 shares outstanding plus shares issuable upon conversion of all currently exercisable options held by the reporting person)
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(14) Type of Reporting Person IN

* Includes 5,000 shares issuable upon exercise of exercisable options within 60 days of March 27, 2016.

Item 1.	Security and Issuer
Common Stock $0.05 par value per share (“Common Stock”), Astro-Med, Inc., 600 East Greenwich Avenue, West Warwick, Rhode Island 02893.
Item 2.	Identity and Background

	(a)	This statement is being filed by:
(i) Estate of Albert W. Ondis
(ii) Alexis Ondis
(iii) April Ondis
	(b)	The business address for each of the reporting persons is: c/o Astro-Med, Inc., 600 East Greenwich Avenue, West Warwick, Rhode Island 02893;
	(c)	(i) Alexis Ondis is not currently employed. (ii) April Ondis is employed by Crossref and is a member of the Board of Directors of the Issuer.
	(d)	During the last five years, none of the reporting persons has been convicted in a criminal proceeding.
(e)
During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and none of the reporting persons is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

	(f)	Each reporting person is organized in, or are citizens of, the United States.
Item 3.		Source and Amount of Funds or Other Consideration

(i) The Estate of Albert W. Ondis (the “Estate”) no longer holds any shares of the Issuer’s common stock. Albert W. Ondis, former CEO and Chairman of the Board of Directors of Astro-Med, Inc. (the “Issuer”), died on July 1, 2011.  Prior to that date, Albert W. Ondis filed reports on Schedule 13G in connection with his beneficial ownership of the Issuer’s common stock.

(ii) Alexis Ondis (daughter of Albert W. Ondis) directly owns 127,710 shares of the Issuer’s common stock which were acquired by gift from her father, Albert W. Ondis.

(iii) April Ondis (daughter of Albert W. Ondis) directly owns 131,053 shares of the Issuer’s common stock which were acquired by gift from her father, Albert W. Ondis, or as incentive compensation through her employment with the Issuer.

Item 4.		Purpose of Transaction

(a)-(b) This amended Schedule 13D is being filed as a result of a transfer of shares by the Estate to the Albert W. Ondis Declaration of Trust (the “Trust”).  As a result of the transfer of shares by the Estate, of which April Ondis and Alexis Ondis were co-executors, the Estate no longer holds any shares of the Issuer.  The Trust and Albert W. Ondis, III, the sole trustee of the Trust, have filed a Schedule 13D in connection with the Trust’s acquisition of those shares.

The reporting persons have no plans, in their capacity as an individual investor, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
	(a)	As of the date of the execution of this statement:
(i) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by the Estate is 0, representing 0% of the Issuer’s common stock outstanding .

(ii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Alexis Ondis is 127,710, representing 1.72% of the 7,388,048 shares of the Issuer’s common stock outstanding on March 24, 2016.

(iii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by April Ondis is 131,053, representing 1.78% of the 7,388,048 shares of the Issuer’s common stock outstanding on March 24, 2016 plus all currently exercisable options held by the reporting person.

	(b)	As of the date of the execution of this statement:

(i) The number of shares as to which the Estate has sole power to vote or to direct the vote is 0; the number of shares as to which the Estate has shared power to vote or to direct the vote is 0; the number of shares as to which the Estate has sole power to dispose or to direct the disposition is 0; the number of shares as to which the Estate has shared power to dispose or to direct the disposition is 0.

(ii) The number of shares as to which Alexis Ondis has sole power to vote or to direct the vote is 127,710; the number of shares as to which Alexis Ondis has shared power to vote or to direct the vote is 0; the number of shares as to which Alexis Ondis has sole power to dispose or to direct the disposition is 127,710; the number of shares as to which Alexis Ondis has shared power to dispose or to direct the disposition is 0.

(ii) The number of shares as to which April Ondis has sole power to vote or to direct the vote is 131,053; the number of shares as to which April Ondis has shared power to vote or to direct the vote is 0; the number of shares as to which April Ondis has sole power to dispose or to direct the disposition is 131,053; the number of shares as to which April Ondis has shared power to dispose or to direct the disposition 0.

	(c)	None of the reporting persons have engaged in any transactions in common stock of the Issuer during the past 60 days.
	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities;
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.
Alexis Ondis and April Ondis are the children of Albert W. Ondis, who was a founder of the Issuer and the former CEO and Chairman of its board of directors.
Alexis Ondis and April Ondis are co-executors of the Estate, but none of them has entered into any agreement with each other or with any other person regarding the shares of common stock beneficially owned by each of them or by the Estate.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2016

ESTATE OF ALBERT W. ONDIS

By: /s/ Albert W. Ondis, III
Albert W. Ondis III, Executor

By:/s/ Alexis Ondis
Alexis Ondis, Executor

By: /s/ April Ondis
April Ondis, Executor

/s/ Alexis Ondis
Alexis Ondis, Executor

/s/ April Ondis
April Ondis

Exhibit 1
JOINT FILING AGREEMENT

ESTATE OF ALBERT W. ONDIS

By: /s/ Albert W. Ondis, III
Albert W. Ondis III, Executor

By:/s/ Alexis Ondis
Alexis Ondis, Executor

By: /s/ April Ondis
April Ondis, Executor

/s/ Alexis Ondis
Alexis Ondis, Executor

/s/ April Ondis
April Ondis